Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Nine Months Ended				Twelve Months Ended
	September 30,				December 31,
	2018		2017		2017		2016		2015		2014		2013
Earnings from continuing operations before income taxes and equity in loss of investee companies	$1,763		$1,793		$1,979		$2,230		$2,264		$1,858		$2,303
Add:
Distributions from investee companies	—		—		1		3		3		9		8
Interest expense, net of capitalized interest	349		336		457		411		392		363		375
1/3 of rental expense	53		44		60		56		58		57		55
Total earnings from continuing operations	$2,165		$2,173		$2,497		$2,700		$2,717		$2,287		$2,741

Fixed charges:
Interest expense, net of capitalized interest	$349		$336		$457		$411		$392		$363		$375
1/3 of rental expense	53		44		60		56		58		57		55
Total fixed charges	$402		$380		$517		$467		$450		$420		$430
Ratio of earnings to fixed charges	5.4	x	5.7	x	4.8	x	5.8	x	6.0	x	5.4	x	6.4	x